NO ACT

PE
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010625

February 23, 2010

Timothy E. Kraepel
Howard & Howard
450 West Fourth Street
Royal Oak, MI 48067-2557

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2010

Re: PSB Group, Inc.
Incoming letter dated December 28, 2009

Dear Mr. Kraepel:

This is in response to your letter dated December 28, 2009 concerning the shareholder proposals submitted to PSB Group by Raymond T. Kochanski. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Raymond T. Kochanski

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PSB Group, Inc.
Incoming letter dated December 28, 2009

The proposals relate to PSB Group's management and board of directors.

There appears to be some basis for your view that PSB Group may exclude the proposals under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. In this regard, the Commission has indicated that the limitation on the number of proposals applies "collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." Securities Exchange Act Release No. 12999 (November 22, 1976). Under these circumstances, it is our view that the proponent has exceeded the one proposal limitation. Accordingly, we will not recommend enforcement action to the Commission if PSB Group excludes the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PSB Group relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

direct dial: 248.723.0347 Timothy E. Kraepel email: TKraepel@howardandhoward.com

December 28, 2009

Via Electronic Mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: PSB Group, Inc.; Exclusion of Shareholder Proposals

Ladies and Gentlemen:

On behalf of PSB Group, Inc., a Michigan corporation (the "Company"), this letter advises you that the Company intends to notify the staff of the Division of Corporate Finance (the "Staff") of the Company's intention to exclude two shareholder proposals from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Mr. Raymond T. Kochanski (the "Proponent") submitted the proposals dated November 30, 2009 (the "Proposals"), attached as Exhibit A. Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Company's correspondence to the Proponent and the Proponent's response to the Company.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposals are omitted from the 2010 Proxy Materials. This request will be submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposals from the 2010 Proxy Materials.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Company intends to commence distribution on its 2010 Proxy Materials on or about March 31, 2010. We acknowledge that this letter is being submitted more than 80 days before the Company files its 2010 Proxy Materials, which meets the submission deadline requirement under Rule 14a-8(j).

I. The Proposals.

Proponent's letter (Exhibit A) states the following:

The purpose of this letter is to inform you that I have two proposals that I wish to have included in the Company's 2010 proxy materials.

The first proposal is the following:

Resolved, That(sic) a vote of No Confidence be entered against the current President and Chief Executive Officer and the current Chairman of the Board of Directors and that the Board of Directors consider replacing these individuals.

The second proposal is the following:

Resolved, that the Board of Directors consider amending the Company's Bylaws to provide that beginning at the Stockholders meeting to be held in April 2011, no director shall be permitted to serve more than 3, 3 year terms, as a director.

The supporting statement that I would like to have included with these proposals is the following:

The Company has experienced, 10 straight quarterly losses and stockholders have seen a significant reduction in the value of their equity and the elimination of dividends. Management and the Board of Directors has (sic) failed to address these issues. The Board of Directors should be elected for a period not to exceed 3 terms. This allows for a representation period of nine years and for an orderly transition and nomination process for directors.

II. The Proposals may be Omitted under Rule 14a-8(c) because a Proponent may Submit no more than one Proposal to a Company for a Particular Shareholders' Meeting.

Rule 14a-8(c) provides that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." In accordance with Rule 14a-8(f), the Company advised the Proponent of this and another deficiency by letter dated December 11, 2009, within 14 days as required by Rule 14a-8(f) (see Exhibit B attached hereto). Rather than revising his Proposals to comply with Rule 14a-8(c) in response to the Company's letter, by letter dated December 12, 2009, Proponent has taken the position that his Proposals are, in fact, two separate proposals, one by him individually, and one by he and his wife as joint tenants (see Exhibit C attached hereto). Proponent has adopted this position notwithstanding the express language of his November 30, 2009 letter, "*I have two proposals that I wish to have included in the Company's 2010 proxy materials.*" Since the Proponent has elected to not revise his Proposals in accordance with Rule 14a-8(c), the Company respectfully requests staff concurrence that it may be permitted to exclude the Proposals under Rule 14a-8(c). See *International Business Machines Corporation* (March 7, 2006).

Notwithstanding Proponent's attempt to re-characterize his Proposals as one by him, and one jointly by Proponent and his wife, the analysis under Rule 14a-8(c) is unchanged and prohibits him, individually or through joint ownership from submitting more than one proposal. A nearly identical fact scenario was presented to the Commission in *International Business Machines Corporation* (Jan. 26, 1998) wherein the Staff concluded that the proposals could be excluded under Rule 14a-8(c)'s predecessor provision, then Rule 14a-8(a)(4).

III. Proponent's First Proposal Concerns a Matter Relating to the Company's Ordinary Business Operations and a Matter Relating to the Election for Membership on the Company's Board and is therefore Properly Excludable under Rule 14a-8(i)(7) and Rule 14a-8(i)(8), respectively.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission set forth the underlying policy of the ordinary business exclusion as such to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. Amendment to Rules on Shareholder Proposals Release No 34-40018 (May 21, 1998) (the "Adopting Release"). In the Adopting Release, the Commission recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not as practical matter be subject to direct shareholder oversight." An example of such fundamental task is "the management of the workforce, such as the hiring promotion and termination of employees."

The Staff has consistently taken the position that shareholder proposals seeking to hire promote or terminate executive officers are excludable under Rule 14a-8(i)(7) because such proposals deal with ordinary business operations. In *Willow Financial Bancorp, Inc.* (Aug. 16, 2007), a shareholder proposal recommended that the board hire an executive search firm to recommend replacements for the chief executive officer and chief financial officer. The Staff determined that the proposal was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. *See also U.S. Bancorp* (Feb. 27, 2000) (concurring in the exclusion of a proposal to remove the company's officers and board of directors).

Here, the first proposal relates to the replacement of the Company's chief executive officer and the Company's chairman of the board. The Staff has made clear that shareholder proposals that call for the replacement of company's chief executive officer fall squarely within the realm of ordinary business operations. *See The Walt Disney Company* (Dec. 16, 2002) (concurring in the exclusion of a proposal that requested among other things the removal of the company's chairman and chief executive officer and other management personnel and the hiring of a new chief executive officer); *Wachovia Corp.* (Feb. 17, 2002) (concurring in the exclusion of a proposal that the board seek and hire a competent chief executive officer).

Rule 14a-8(i)(8) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to an election to office. It is not a coincidence that the two persons who are the subject of Proponent's first proposal are the only two directors whose terms are expiring in April 2010 and presumably would be up for re-election at the 2010 Annual Meeting. Proponent's first proposal clearly relates to an election to office because it calls for a vote of "no confidence" in the only two persons whose terms are expiring at the 2010 Annual Meeting. The Commission has consistently taken the position that Rule 14a-8 is not the proper means for conducting an election contest or campaign. In proposing a "no confidence" vote in the President and CEO and also the Chairman of the board of directors, the Proponent is attempting to improperly conduct a proxy campaign through Rule 14a-8. *See Novell, Inc.* (Jan. 17, 2001). *See also Wisconsin Energy Corporation* (Jan. 30, 2001) (concurring in the exclusion of a proposal to express vote of "no confidence" in the company's management and to request the board of directors seek the resignation of the company's chief executive officer and president).

On the basis of these earlier no-action positions we believe that the no-action relief requested by the Company would be appropriate in the situation at hand. As noted above, the first proposal concerns a "no confidence" vote and the replacement of the Company's chief executive officer and its chairman of the board. Clearly, this is matter relating to the ordinary business operations of the Company and a matter relating to an election to office and not a matter to be submitted to shareholders.

While we recognize that the Commission exempts from the ordinary business exclusion employment-related shareholder proposals that raise certain social policy issues, such social policy issues are not present in this instance. In the Adopting Release, the Commission stated that such proposals that relate to ordinary business matters but focus on sufficiently significant social policy issues generally would not be excludable because the proposal would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for shareholder vote. The Commission has adopted a case-by-case approach in determining which proposals fall under this exemption. Here, Proponent's first proposal does not focus on any social policy issue, let alone any significant social policy issues exempt from the ordinary business exclusion.

IV. Proponent's Second Proposal Concerns a Matter Relating to the Company's Ordinary Business Operations and a Matter Relating to the Election for Membership on the Company's Board and is therefore Properly Excludable under Rule 14a-8(i)(7) and Rule 14a-8(i)(8), respectively.

Proponent's second proposal may also be omitted under Rule 14a-8(i)(8) which permits the exclusion of a shareholder proposal if it relates to nomination or an election for membership on the company's board of directors or analogous governing body or procedure for such nomination or election. Pursuant to Section 3.2 of the Company's bylaws, the board of directors is divided into three classes with approximately one-third of the board elected annually. Directors are elected to serve three year terms. Of the Company's seven shareholder elected directorships, two directors must stand for election in 2010, another two in 2011, and three in 2012.

Proponent's second proposal appears to require that beginning at the 2011 annual meeting of shareholders, only those directors who have served for fewer than nine years could continue to serve as directors. If this would result from the approval of the second proposal, most of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the second proposal would create uncertainty about the term of directors elected to the board at the 2010 annual meeting and may similarly prevent them from completing terms for which they will be elected. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8). See *Dollar Tree Stores, Inc.* (March 7, 2008) and *FirstEnergy Corp.* (March 17, 2003) (proposals that would declassify the board were excludable from the company's proxy materials because they might disqualify directors previously elected from completing their terms on the board). Because the second proposal if adopted would disqualify certain directors previously elected from completing their terms on the board in contravention of Rule 14a-8(i)(8), it is properly excludable from the Company's proxy materials for the 2010 annual meeting.

In addition, as noted above, Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission set forth the underlying policy of the ordinary business exclusion as such to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. The wisdom of the Commission's policy is exemplified in connection with the consideration of Proponent's second proposal. Because Proponent's second proposal is not limited to "outside" or "non-employee" directors, if adopted, it could have the effect of eventually precluding the Company's president and chief executive officer and other key executive officers from service on the board of directors. It would be highly unusual, at the very least, for any company, public or private, to have a governing document which has the effect of precluding the service of its president and chief executive officer (or any other executive officer for that matter) as a director of a company once such person has exhausted a relatively short term limit. Because of the potential significant consequences and complex substantive and procedural considerations implicated in a proposal which could result in the elimination of any "inside" directors on the board, Proponent's second proposal is properly the subject for consideration by the board of directors and not the Company's shareholders generally.

V. Conclusion.

Based upon the foregoing, we hereby request on behalf of the Company that the Staff concur with the Company's view that the Proposals may be properly excluded from the Proxy Materials for the 2010 annual meeting and not recommend enforcement action to the Commission if the Company omits the Proposals. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject by calling the undersigned at 248-723-0347. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or facsimile to the Company or the undersigned.

Very truly yours,

HOWARD & HOWARD ATTORNEYS PLLC



Timothy E. Kraepel

cc: Raymond T. Kochanski (via certified mail)
David A. Wilson, Corporate Secretary (via email)
Michael J. Tierney, President and CEO (via email)

Exhibit A

Mr. David A. Wilson
CFO –Secretary
Peoples State Bank
1800 East 12 Mile Rd.
Madison Heights, Mich. 48071-2600

November 30, 2009

Mr. Wilson,

I, Raymond Kochanski, have been a stockholder of Peoples State Bank since January 27, 1983; and Peoples State Bank Group (the "Company") since June 5, 2003. I own approximately 6,000 shares of common stock. I have a reasonable expectation that I will continue to be a shareholder of Peoples State Bank Group for the foreseeable future.

The purpose of this letter is to inform you that I have two proposals that I wish to have included in the Company's 2010 proxy materials.

The first proposal is the following:

Resolved, That a vote of No Confidence be entered against the current President and Chief Executive Officer and the current Chairman of the Board of Directors and that the Board of Directors consider replacing these individuals..

The second proposal is the following:

Resolved, that the Board of Directors consider amending the Company's Bylaws to provide that beginning at the Stockholders meeting to be held in April 2011, no director shall be permitted to serve more than 3, 3 year terms, as a director.

The supporting statement that I would like to have included with these proposals is the following:

The Company has experienced, 10 straight quarterly losses and stockholders have seen a significant reduction in the value of their equity and the elimination of dividends. Management and the Board of Directors has failed to address these issues. The Board of Directors should be elected for a period not to exceed 3 terms. This allows for a representation period of nine years and for an orderly transition and nomination process for directors.

Thank you,

Raymond T. Kochanski

*** FISMA & OMB Memorandum M-07-16 ***

PSB GROUP, INC.

December 9, 2009

Mr. Raymond T. Kochanski

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Kochanski:

We are writing to acknowledge our receipt on November 30, 2009 of your letter of the same date addressed to the undersigned as secretary of PSB Group, Inc. (the "Company"). We wish to notify you that the Company intends to exclude the proposal from its form of proxy on the basis that the eligibility requirements set forth in Rule 14a-8(b) and Rule 14a-8(c) under Regulation 14A of the Securities Exchange Act of 1934, as amended, have not been satisfied.

Rule 14a-8(b)(2)(i) provides in its relevant part that, "You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders." Your letter of November 30, 2009 fails to include this necessary statement. Similarly, Rule 14a-8(c) provides that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Because your letter of November 30, 2009 contains two proposals for inclusion it does not comply with Rule 14a-8(c).

If you wish to respond to this letter in order to correct the deficiencies in your proposal as described herein, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

Sincerely,



PSB Group, Inc.

David A. Wilson, Chief Financial Officer and Secretary

Cc: Timothy E. Kraepel

1800 East 12 Mile Road, Madison Heights, MI 48071• 248-548-2900• Fax 248-548-7930

Exhibit C

December 12, 2009

Mr.David A. Wilson
Chief Financial Officer and Secretary
PSB Group, Inc.
1800 East 12 Mile Road
Madison Heights, Mich. 48071

Dear Mr. Wilson,

Your letter of December 9, speaks of a non-compliance with eligibility requirements, referencing Rule 14a-8(b)(2)(i); the intent to hold the securities through the date of the stockholders meeting.

My letter of November 30, says I expect to hold my securities for the foreseeable future. The design of this is that I intend to continue to hold the securities through the date of the meeting of shareholders.

As for proposal # 2," Each shareholder may submit no more than one proposal to a company for a particular shareholders meeting". "Rule 14a-8(c)"
I would like to point out that this rule speaks of a single shareholder. I firmly believe that this rule is being applied incorrectly for the following reason. I have 4277 Certificate shares in my name, and an additional 2622 Certificate Shares are held in the Joint Tenant account of my wife, Diane Kochanski and myself. It is this joint ownership, and jointly titled, that I believe should allow for the second proposal.

Sincerely,



Raymond T. Kochanski

*** FISMA & OMB Memorandum M-07-16 ***